Brookshire Raw Materials (U.S.) Trust
July 20, 2007

Mail Stop 4561
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention: Karen J. Garnett, Assistant Director

Re:	Brookshire Raw Materials (U.S.) Trust
Registration Statement on Form S-1
File No. 333-136879

	Re:	Brookshire Raw Materials (U.S.) Trust
Registration Statement on Form S-1
File No. 333-136879
Ladies and Gentlemen:
     On behalf of, and as counsel for, Brookshire Raw Materials Management, LLC, a Delaware limited liability company (the “Managing Owner”) and Brookshire Raw Materials (U.S.) Trust, a Delaware statutory trust (the “Trust” or “Registrant”), and each of the co-registrants noted thereon and signatory thereto (collectively, the “Co-Registrants”), we hereby transmit for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 4 (the “Amendment”) to the Trust’s Registration Statement on Form S-1 (the “Registration Statement”).
     This letter also responds to the June 5, 2007 letter that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided with respect to the Registration Statement, as amended. The responses of the Registrant and each of the Co-Registrants are set forth below.
     For your convenience, the Staff’s comments are reproduced below in bold type and are followed by the Managing Owner’s and the Registrant’s and each of the Co-Registrant’s response. Where we have revised the disclosure in the Registration Statement in response to the Staff’s applicable comments, we have noted the applicable page number of the marked Prospectus on which such revisions appear. We have sent via messenger 3 copies of this response, as well as 3 copies of Amendment No. 4 marked, to show changes to Amendment No. 3 to the Registration Statement filed on May 3, 2007, to Karen J. Garnett, Assistant Director.

Brookshire Raw Materials (U.S.) Trust
July 20, 2007

General.
1.	We note your response to prior comment 1. Please ensure that each series that has signed the registration statement also files the next amendment as a separate co-registrant.
Response:
We have revised the registration statement accordingly.
Material US Federal Income Tax Considerations
2.	We note that you have revised the description of counsel’s tax opinion to indicate that the tax consequences are “more likely than not. ” Please expand the disclosure to discuss the reasons for doubt and the degree of uncertainty in the opinion. Also please provide risk factor disclosure describing the risks of this uncertainty to investors. Please ensure that the tax opinion filed as an exhibit to the registration statement includes a similar discussion of uncertainty.
Response:
We have revised the registration statement accordingly.
Legal Matters
3.	The last sentence of this section is not appropriate because it suggest that investors cannot rely on the tax discussion or the tax opinion filed with the registration statement. Please remove the statement that Limited Owners or potential Limited Owners should consult their own legal counsel or expand the statement to include language similar to the cautionary statement at the top of page 92.
Response:
We have revised the Registration Statement accordingly.
Financial Statements
Brookshire Raw Materials (U.S.) Trust, including the Funds
4.	Please update financial statements of the registrants in accordance with Rule 3-12 of Regulation S-X.

Brookshire Raw Materials (U.S.) Trust
July 20, 2007

     Response:
We have updated the financial statements of the registrants. Please see attached financial statements for 3 month period ended March 31, 2007.

5.	Given that each Fund is treated as a separate issuer, please tell us what consideration you gave in including a separate set of financial statements and accompanying notes for each Fund.
Response:
Currently, only the Trust exists. Unless at least the minimum amount of Units necessary for a Fund to commence trading is sold, a Fund will have no material assets or liabilities (other than liabilities related to the organization and offering of the Trust, the Funds and Units). In addition, because it is possible that the minimum amount of Units will be sold for some Funds but not other Funds, it is impossible to determine now which Funds will actually commence trading and have assets and liabilities.

Moreover, the current financial statements of the Trust do provide a breakdown of the assets, liabilities, revenues and expenses for each Fund where applicable. The notes to the financial statements of the Trust are relevant for, and apply to each of, the Funds, and are fully disclosed and presented in accordance with generally accepted accounting principles; the provision of separate footnotes for each Fund would not provide additional useful information or a benefit to investors. In addition, conducting a separate audit and preparing separate footnote disclosure would result in imposition of substantial additional cost to the Funds that would adversely affect the financial performance of the Funds, which would not benefit investors.

On an ongoing basis, significant financial information for each Fund will be disclosed to investors pursuant to Rule 4.22 under the Commodity Exchange Act. Rule 4.22 requires the Managing Owner to distribute an Annual Report to each investor. The financial statements in the Annual Report must be presented and computed in accordance with generally accepted accounting principles consistently applied and must be certified by an independent public accountant in the manner set forth in Rule 4.22. These financial statements include (in relevant part): (1) a Statement of Financial Condition as of the close of the pool’s fiscal year and preceding fiscal year, (2) Statements of Income (Loss), Changes in Financial Position, and Changes in Ownership Equity, for the period between (i) the later of: (A) the date of the most recent Statement of Financial Condition delivered to the CFTC or (B) the date of the formation of the pool, and (ii) the close of the pool’s fiscal year, together with Statements of Income (Loss), Changes in Financial Position, and Changes in Ownership Equity for the corresponding period of the previous fiscal year, and (3) appropriate footnote

Brookshire Raw Materials (U.S.) Trust
July 20, 2007

disclosure and such further material information as may be necessary to make the required statements not misleading. Thus, investors will be provided with significant financial information on an ongoing basis.

Additionally, the SEC has not required a separate set of financial statements by other recent commodity pool offerings by Delaware statutory trusts that are composed of multiple series. For example, The Frontier Fund’s prospectus, filed with the SEC on February 12, 2007 (Registration No.333-140240), is comprised of nine separate series yet all their financials are disclosed in one audited financial statement.

Accordingly, the Managing Owner believes that investors in the Trust and each Fund currently receive sufficient information without burdening either investors, the Trust or the Managing Owner with the obligation of preparing and providing separate financial statements.
Statement of Financial Condition, page F-3
6.	We note that only one Fund reflects deferred offering costs. Please tell us why you have not allocated deferred offering costs to the other Funds. We note on page 65 and note 4 you state that these costs will be subject to reimbursement by each Fund, on a pro rata basis based on the proportionate net asset values, without interest, in 24 monthly payments.
Response:
Per the Staff’s comment above, we have revised the financial statements to reflect the allocation of deferred offering costs to all Funds. The allocation has been made on a pro rata basis based on the maximum number of Units that are being registered in each Fund (as set forth in the Registration Statement.)
Note 2 Summary of Significant Accounting Policies, page F-5
7.	Please refer to note 3. We note that the Trust and Funds recorded a payable to the Managing Owner for organization costs. Please disclose your accounting policy for organization costs. Refer to paragraph .12 of SOP 98-5 that requires expensing these costs as incurred.
Response:
We have revised the disclosure of the payable to the Managing Owner. The payable represents offering costs incurred by the Managing Owner on behalf of the Trust and Funds, not for organization costs. There were no organization costs incurred by the Managing Owner, and any organization costs incurred by the Trust and Funds are immaterial.

Brookshire Raw Materials (U.S.) Trust
July 20, 2007

Brookshire Raw Materials Management LLC.
General
8.	Please update the financial statements of the Managing Owner on the same basis as the registrants.
Response:
We have updated the financial statements of the Managing Owner. Please see attached financial statements for 3 month period ended March 31, 2007.

9.	Please include a head note on the financial statements to indicate that purchasers of units of the registrants will not receive any interest in the Managing Owner.
Response:
Per the Staff’s comment 9 above, we have revised the financial statements of the Managing Owner by including a head note as follows: “The purchasers of units of the registrants will not receive any interest in the Managing Owner.”
Note 2 Summary of Significant Accounting Policies
10.	Please disclose your accounting policy for your investment in the Trusts and explain to us your basis in GAAP for this accounting treatment.
Response:
We have included in Note 2 Summary of Significant Accounting Policies new section a) that discloses the policy for Investment in Trusts. The investment in trusts currently is immaterial.

c) Foreign Currency Transactions, page F-15
11.	We note that you include translation gains and losses in income. To the extent you are referring to transaction gains and losses, please review your disclosure accordingly. Otherwise, please explain to us how you considered paragraph 13 of SFAS 52 that requires inclusion of translation adjustment in other comprehensive income rather than net income.
Response:
The Managing Owner records the resulting transaction gains and losses in income. The functional currency is United States Dollars (“USD”). The financial statement policy note has been revised accordingly.

Brookshire Raw Materials (U.S.) Trust
July 20, 2007

Note 3 Due from/to Member and Note 4 Receivables from Trusts, page F-16
12.	We note that the Managing Owner reported receivables from its Member and Brookshire Raw Materials Group (the “Private Trust”). Given the significance of these receivables and since the debtors are affiliates of the Managing Owner, please tell us what consideration you gave to providing the audited balance sheets of these entities.
Response:
With respect to the Managing Owner’s receivable owing from its Member in the amount of $160,041 as of December 31, 2006 and the reduced receivable in the amount of $90,377 as of March 31, 2007, this amount has been collected in its entirety by the Managing Owner as of April 2007. Since this receivable has been collected in its entirety, there is no risk of uncollectability or potential effect to the Managing Owner and hence we believe there is no need to provide any audited balance sheets of the Member.

With respect to the Managing Owner’s receivable owing from the Private Trust in the amount of $304,576 as of December 31, 2006 and the reduced amount of $266,391 as of March 31, 2007, the Private Trust continues to repay amounts owing to the Managing Owner. The Private Trust, as disclosed in the registration statement on page 50, has assets under administration of approximately US$5,900,000 as of June 30, 2007, and we believe the Private Trust has adequate liquidity to meet its obligations to the Managing Owner. In addition, the Private Trust has filed its audited financial statements with the NFA.

Accordingly, because these receivables have been paid or substantially reduced and because the Private Trust has substantial assets to meet its obligations to the Managing Owner, we do not believe it is necessary to include the financial statements of the Managing Owner’s members and Brookshire Raw Materials Group.
Note 8 Commitments and Contingencies
13.	We note that the amount you accrued relating to the legal settlement with Tannenbaum exceeds the expenses reported in the statements of operations. Please clarify to us how you reported the referenced accrual and your basis in GAAP for this accounting.
Response:
The amounts accrued that relate to the legal settlement with Tannenbaum were reported as part of the assets as receivables from trusts, where they were directly related to deferred offering costs of the Trust. These amounts were not expensed

Brookshire Raw Materials (U.S.) Trust
July 20, 2007

on the statement of operations and as such would not show up on the statement of operations of the Managing Owner.
Part II
Exhibit 5.1
14.	We note your response to prior comment 3; however we are unable to locate the revised opinion. Please file the revised opinion with your next amendment or provide a draft copy for us to review.
Response:
We have been working on preparing all exhibits to the registration statement. Many exhibits have been filed with this registration and the remaining exhibits including the opinions will be filed as soon as possible.

If you have any questions regarding the foregoing responses or the enclosed Amendment or need additional information, please do not hesitate to contact me at (212) 440-4471 or Richard Holbrook, also of this office, at (202) 508-8879.

Very truly yours,
/s/ Robert G. Frucht
Robert G. Frucht Of Crowell & Moring, LLP

Enclosures

cc:	John Marshall
Gary Sugar